Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 51
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S.$6,000,000
Lehman Brothers Holdings Inc.
MEDIUM-TERM NOTES, SERIES I
Principal Protected Global Cash Basket FX-Linked Notes
Due May 19, 2008

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•      Senior unsecured obligations of Lehman Brothers Holdings Inc.

•      CUSIP: 52517PN80

•      ISIN: US52517PN803

•      Reference Currency:  Each of the Canadian Dollar (CAD), Chinese Renminbi (CNY), Euro (EUR), Japanese Yen (JPY), Mexican Peso (MXN) and Singapore Dollar (SGD) (collectively the “Reference Currencies”).

•      For each U.S.$1 of principal amount, the Additional Amount is equal to 150% times the Basket Value, provided that the minimum Additional Amount payable on the notes shall be zero.

•      Basket Value: The sum of the Currency Quotients.

•      Currency Quotient: For each Reference Currency and for the USD, a quotient, the numerator of which is the Initial Currency Amount for such currency and the denominator of which is the Settlement Rate for such currency.

•      Initial Currency Amounts:

• Basket: The Basket will be comprised of the six	Currency	Initial Currency Amount
Reference Currencies and the U.S. Dollar	CAD	0.2271
(USD). Each of the CAD, CNY, EUR, JPY,	CNY	1.5729
MXN and SGD makes up a portion of the Basket	EUR	0.1170
with a weighting, on the date of this pricing	JPY	23.60
supplement, of 20%, 20%, 15%, 20%, 15%	MXN	1.6295
and 10%, respectively. The USD makes up	SGD	0.1555
a portion of the Basket with a weighting, on the	USD	-1.00000
date of this pricing supplement, of -100%	• Settlement Rate: For each Reference Currency, the

•      Maturity Date:  May 19, 2008.

•      The notes are 100% principal protected if held to maturity.

•      Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

Payments:

•      No interest payments during the term of the notes.

•      Each note will receive a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes plus the Additional Amount, if any, which payment is linked to the Basket Value.

        Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Disruption Event, as defined in “Description of the Notes” below).  The Settlement Rate for the USD shall be 1.

•      Reference Exchange Rates: The spot exchange rates for each of the Reference Currencies quoted against the U.S. Dollar expressed as the number of currency units per USD 1.

•      Valuation Date: May 13, 2008; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Description of the Notes—Disruption Events” below)

Investing in the notes involves risks.  Risk Factors begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$6,000,000
Underwriting discount	0%	U.S.$0
Proceeds to Lehman Brothers Holdings	100%	U.S.$6,000,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about November 17, 2006.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

November 13, 2006

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to a basket (the “Basket”) that measures the performance of the Canadian Dollar (CAD), Chinese Renminbi (CNY), Euro (EUR), Japanese Yen (JPY), Mexican Peso (MXN) and the Singapore Dollar (SGD) relative to the U.S. Dollar (USD).  We refer to CAD, CNY, EUR, JPY, MXN and SGD as the Reference Currencies. Each of the CAD, CNY, EUR, JPY, MXN and SGD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 20%, 20%, 15%, 20%, 15% and 10%, respectively. The USD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -100%. The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on May 19, 2008 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

We have designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in a possible increase in the value of the Reference Currencies relative to the U.S. Dollar.  At maturity, you will receive a payment per U.S.$1 of principal amount of your note, equal to the sum of:

•                  U.S.$1; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount per U.S.$1 of principal amount will be equal to 150% times the Basket Value, provided that the minimum Additional Amount payable on the notes shall be zero.

The Basket Value is the sum of the Currency Quotients. The Currency Quotient for each Reference Currency and for the USD is a quotient, the numerator of which is the Initial Currency Amount for such currency and the denominator of which is the Settlement Rate for such currency.

The Initial Currency Amount for the USD and each Reference Currency is as follows:

Currency	Initial Currency Amount
CAD	0.2271
CNY	1.5729
EUR	0.1170
JPY	23.60
MXN	1.6295
SGD	0.1555
USD	-1.00000

The Settlement Rate for each Reference Currency is the Reference Exchange Rate on the Valuation Date, observed in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event, as defined in “Description of the Notes” below).  The Settlement Rate for the USD shall be 1.

The Valuation Date is May 13, 2008; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Description of the Notes” below).

The Reference Exchange Rates are the spot exchange rates for each of the Reference Currencies quoted against the U.S. Dollar expressed as the number of currency units per USD 1.

You can review the historical performance of the Canadian Dollar, Chinese Renminbi, Euro, Japanese Yen , Mexican Peso and the Singapore Dollar, as well as the hypothetical historical performance of the Basket, under “Exchange Rates”.

For further information concerning the calculation of the Additional Amount, see “Description of the Notes” below.

How will I be able to find the Basket Value at any point in time?

You can obtain the Basket Value at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the calculation agent determines that a Disruption Event (as defined in “Description of the Notes” below) relating to one or more of the Reference Currencies is in effect on the scheduled Valuation Date (as defined in “Description of the Notes” below), the calculation agent will calculate the Basket Value using:

•                  for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•                  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology,” as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.  See “Description of the Notes.”

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary — Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date, as well as determining whether a Disruption Event has occurred. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currencies or in other instruments, such as options, swaps or futures, based on the Reference Currencies. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.  See “Risk

Factors—Certain of our activities may adversely affect the value of the notes” in the MTN prospectus supplement.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

DESCRIPTION OF THE NOTES

THE U.S.$6,000,000 AGGREGATE PRINCIPAL AMOUNT OF PRINCIPAL PROTECTED GLOBAL CASH BASKET FX-LINKED NOTES DUE MAY 19, 2008 OFFERED HEREBY ARE MEDIUM-TERM NOTES, SERIES I, OF LEHMAN BROTHERS HOLDINGS INC.  THE CUSIP NUMBER FOR THE NOTES IS 52517PN80 AND THE ISIN NUMBER IS US52517PN803. THE NOTES WILL BE ISSUED IN BOOK-ENTRY FORM ONLY, AND WILL BE ELIGIBLE FOR TRANSFER THROUGH THE FACILITIES OF DTC OR ANY SUCCESSOR DEPOSITORY. SEE “BOOK-ENTRY PROCEDURES AND SETTLEMENT” IN THE BASE PROSPECTUS.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of May 19, 2008, or if such day is not a New York business day, the next succeeding New York business day.

The notes are offered as foreign exchange-linked notes with portions of the amount payable at the Maturity Date indexed to the spot exchange rates of a basket of seven currencies consisting of the Canadian Dollar (CAD), Chinese Renminbi (CNY), Euro (EUR), Japanese Yen (JPY), Mexican Peso (MXN), Singapore Dollar (SGD) and the U.S. Dollar (USD). Each of the CAD, CNY, EUR, JPY, MXN and SGD (each a “Reference Currency” and, collectively, the “Reference Currencies”) makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 20%, 20%, 15%, 20%, 15% and 10%, respectively. The USD makes up a portion of the Basket with a weighting, on the date of the pricing supplement, of -100%.

Holders of the notes will receive on the Maturity Date a single payment in U.S. Dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Valuation Date” is May 13, 2008; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any.  The Additional Amount is linked to the Basket Value, which in turn is based on the spot exchange rates of the Reference Currencies relative to the U.S. Dollar.  Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note, notwithstanding a depreciation of the Reference Currencies as compared to the U.S. Dollar.

The “Additional Amount” per U.S.$1 of principal amount of each note will equal the Leverage times the Basket Value, provided that the minimum Additional Amount payable on the notes shall be zero.  The “Basket Value” is the sum of the Currency Quotients. The “Currency Quotient” is, for each Reference Currency and for the USD, a quotient, the numerator of which is the Initial Currency Amount for such currency and the denominator of which is the Settlement Rate for such currency.

The “Leverage” is 150%.

The “Initial Currency Amount” for the USD and each Reference Currency is as follows:

Currency	Initial Currency Rate	Weighting	Initial Currency Amount
CAD	1.1354	20.0%	0.2271
CNY	7.8644	20.0%	1.5729
EUR	0.7799	15.0%	0.1170
JPY	118.04	20.0%	23.60
MXN	10.8632	15.0%	1.6295
SGD	1.5552	10.0%	0.1555
USD	1.0000	-100%	-1.00000

The “Initial Currency Rate” for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the date of this pricing supplement.  The Initial Currency Rate for the USD is 1.

The “Initial Currency Amount” for each Reference Currency and for the USD is the product of the weighting for such currency times the Initial Currency Rate for such currency.  The Initial Currency Amount for the USD is -1.

The “Settlement Rate” for each Reference Currency is the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Disruption Event).  The Settlement Rate for the USD shall be 1.

The “Reference Exchange Rates” are the spot exchange rates for each of the Reference Currencies quoted against the U.S. Dollar expressed as number of currency units per USD 1.

The “Settlement Rate Option” and “Valuation Business Day” for each Reference Currency is as follows:

Reference Currency	Screen Reference	Valuation Business Day
CAD	1FED	New York
CNY	SAEC	Beijing
EUR	One divided by spot rate on 1FED	New York
JPY	1FED	New York
MXN	USDMXNFIX=	Mexico City
SGD	ABSIRFIX01	Singapore

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the MTN prospectus supplement.

If the Calculation Agent determines that a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the calculation agent will calculate the Basket Value using:

•                  for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•                  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided, however, that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology,” as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of any Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than EUR, the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction;

(B)        the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be split into dual or multiple currency exchange rates; or

(C)        the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (i) for any Reference Currency other than EUR, in a Reference Currency Jurisdiction that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day (as defined in “Description of the Notes” below) for the affected Reference Currency.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the Redemption Amount, calculated as though the maturity of the notes were the date of early repayment. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the Redemption Amount calculated as though the maturity date of the notes were the date of the commencement of the proceeding.

Any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent. If interest is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Inc.

EXCHANGE RATES

General

The notes are designed to allow investors to participate in spot exchange rate movements of the Reference Currencies, as reflected by the changes in the U.S. dollar value of each Reference Currency. The Reference Currencies consist of the Canadian Dollar, Chinese Renminbi, Euro, Japanese Yen, Mexican Peso and the Singapore Dollar, each of which makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 20%, 20%, 15%, 20%, 15% and 10%, respectively. The U.S. Dollar makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -100%.

Historical Data on the Reference Currencies

The following charts show the weekly spot exchange rates for each Reference Currency in the period from the week ending November 9, 2003 through the week ending November 12, 2006, using historical data obtained from Reuters; neither we nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. Dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. Dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. Dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

The following chart shows the hypothetical Basket Value based on the hypothetical composite performance of the Reference Currencies using weekly data for the Reference Currencies obtained from Reuters; neither we nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Value was indexed to a level of 0.0 on the date of this pricing supplement based upon the Initial Currency Rates determined on the date hereof. The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Value described above in “Description of the Notes.”  Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. Dollar.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show scenarios for various Redemption Amounts payable on the notes at maturity, including scenarios under which an Additional Amount will or will not be payable, based on values for the Leverage (150%) and the Initial Currency Rates for the Reference Currencies (which were determined on the date of this pricing supplement) and hypothetical values for the Settlement Rates (which are determined on the Valuation Date), and consequently of the Basket Value.  The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: CAD, CNY, EUR, JPY, MXN, and SGD each appreciate relative to their Initial Currency Rates, resulting in a Basket Value greater than zero.

Reference Currency	Initial Currency Rate (on the date hereof)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Amount Divided by Settlement Rate
CAD	1.1354	20%	0.2271	0.9764	0.2326
CNY	7.8644	20%	1.5729	6.9207	0.2273
EUR	0.7799	15%	0.1170	0.6629	0.1765
JPY	118.04	20%	23.6080	106.24	0.2222
MXN	10.8632	15%	1.6295	9.6682	0.1685
SGD	1.5552	10%	0.1555	1.3064	0.1191
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

Basket Value =	0.1461
Leverage =	150%
Additional Amount =	21.92%

Basket Value is 0.1461, resulting in a Redemption Amount equal to 121.92% of the principal amount of the notes

Example 2: CAD, CNY, EUR, JPY, MXN, and SGD each depreciate relative to their Initial Currency Rates, resulting in a Basket Value less than zero.

Reference Currency	Initial Currency Rate (on the date hereof)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Amount Divided by Settlement Rate
CAD	1.1354	20%	0.2271	1.1922	0.1905
CNY	7.8644	20%	1.5729	8.6508	0.1818
EUR	0.7799	15%	0.1170	0.8891	0.1316
JPY	118.04	20%	23.6080	131.02	0.1802
MXN	10.8632	15%	1.6295	11.9495	0.1364
SGD	1.5552	10%	0.1555	1.6485	0.0943
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

Basket Value =	-0.0852
Leverage =	150%
Additional Amount =	0.00%

Basket Value is -0.0852, resulting in a Redemption Amount equal to 100% of the principal amount of the notes

Example 3:  CAD, CNY, EUR and JPY appreciate relative to their Initial Currency Rates and MXN and SGD  depreciate relative to their Initial Currency Rates, resulting in a Basket Value greater than zero.

Reference Currency	Initial Currency Rate (on the date hereof)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Amount Divided by Settlement Rate
CAD	1.1354	20%	0.2271	1.1922	0.1905
CNY	7.8644	20%	1.5729	8.6508	0.1818
EUR	0.7799	15%	0.1170	0.8891	0.1316
JPY	118.04	20%	23.6080	131.02	0.1802
MXN	10.8632	15%	1.6295	11.9495	0.1364
SGD	1.5552	10%	0.1555	1.6485	0.0943
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

Basket Value =	0.0892
Leverage =	150%
Additional Amount =	13.38%

Basket Value is 0.0892, resulting in a Redemption Amount equal to 113.38% of the principal amount of the notes

Example 4:  JPY, MXN, and SGD appreciate relative to their Initial Currency Rates and CAD, CNY, and EUR depreciate relative to their Initial Currency Rates, resulting in a Basket Value less than zero.

Reference Currency	Initial Currency Rate (on the date hereof)	Weighting	Initial Currency Amount	Settlement Rate (on Valuation Date)	Initial Currency Amount Divided by Settlement Rate
CAD	1.1354	20%	0.2271	1.3057	0.1739
CNY	7.8644	20%	1.5729	8.6508	0.1818
EUR	0.7799	15%	0.1170	0.8735	0.1339
JPY	118.04	20%	23.6080	113.32	0.2083
MXN	10.8632	15%	1.6295	10.3200	0.1579
SGD	1.5552	10%	0.1555	1.4463	0.1075
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

Basket Value =	-0.0366
Leverage =	150%
Additional Amount =	0.00%

Basket Value is -0.0366, resulting in a Redemption Amount equal to 100% of the principal amount of the notes

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement.  Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$6,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Principal Protected Global Cash Basket FX-Linked Notes
Due May 19, 2008

PRICING SUPPLEMENT
NOVEMBER 13, 2006

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS